UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
(Name of Issuer)

Common Shares of Beneficial Interest, $1.00 par value per share
(Title of Class of Securities)

     337400105
(CUSIP Number)

Stephen M. Vine, Esq.
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York 10022
                               (212) 872-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             February 28, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 15 Pages
Exhibit Index: Page 14

SCHEDULE 13D
CUSIP No. 337400105		Page 2 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

HALCYON ASSET MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 394,644** Shared Voting Power 0 Sole Dispositive Power 394,644** Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

394,644**

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

1.25%**

12	Type of Reporting Person (See Instructions)

OO; IA

** See Item 5.

SCHEDULE 13D
CUSIP No. 337400105		Page 3 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

HALCYON OFFSHORE ASSET MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 1,160,911** Shared Voting Power 0 Sole Dispositive Power 1,160,911** Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,160,911**

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

3.60%**

12	Type of Reporting Person (See Instructions)

OO; IA

** See Item 5.

SCHEDULE 13D
CUSIP No. 337400105		Page 4 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

HALCYON STRUCTURED ASSET MANAGEMENT LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 3,333,333** Shared Voting Power 0 Sole Dispositive Power 3,333,333** Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,333**

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

9.69%**

12	Type of Reporting Person (See Instructions)

PN; IA

** See Item 5.

SCHEDULE 13D
CUSIP No. 337400105		Page 5 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

HALCYON STRUCTURED ASSET MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 3,333,333** Shared Voting Power 0 Sole Dispositive Power 3,333,333** Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,333**

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

9.69%**

12	Type of Reporting Person (See Instructions)

OO; IA

** See Item 5.

SCHEDULE 13D
CUSIP No. 337400105		Page 6 of 15 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

STEVEN G. MANDIS

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 3,333,333** Shared Voting Power 0 Sole Dispositive Power 3,333,333** Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,333,333**

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[X]

13	Percent of Class Represented By Amount in Row (11)

9.69%**

12	Type of Reporting Person (See Instructions)

IN

** See Item 5.

Page 7 of 15 Pages

        This Statement on Schedule 13D relates to Common Shares of Beneficial Interest, $1.00 par value per share (the “Shares”), of First Union Real Estate Equity and Mortgage Investments (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of securities, as a result of which each of the Reporting Persons may be deemed to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

Item 1.   Security and Issuer.

        This Statement relates to the Shares. The address of the principal executive office of the Issuer is 7 Bullfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

Item 2.   Identity and Background.

        This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Halcyon Asset Management LLC (“Halcyon”);

ii)	Halcyon Offshore Asset Management LLC (“Halcyon Offshore”);

iii)	Halcyon Structured Asset Management LP (“Halcyon Structured LP”);

iv)	Halcyon Structured Asset Management LLC (“Halcyon Structured LLC”); and

v)	Mr. Steven G. Mandis (“Mr. Mandis”).

        This Statement relates to securities held for the accounts of each of Halcyon Fund L.P., a Delaware limited partnership (“Halcyon Fund”), and Halcyon Structured Opportunities Fund L.P., a Delaware limited partnership (“Halcyon Structured Fund”).

The Reporting Persons

        Halcyon is a Delaware limited liability company and has its principal office at 477 Madison Avenue, 8th Floor, New York, New York 10022. The principal business of Halcyon is to act as an investment manager to its clients. Halcyon serves as the investment manager with respect to certain of the securities held for the account of Halcyon Fund. In such capacity, Halcyon may be deemed to be the beneficial owner of such securities held for the account of Halcyon Fund. Current information concerning the identity and background of the members of Halcyon is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

        Halcyon Offshore is a Delaware limited liability company and has its principal office at 477 Madison Avenue, 8th Floor, New York, New York 10022. The principal business of Halcyon Offshore is to act as an investment manager to its clients. Halcyon Offshore serves as the investment manager with respect to certain of the securities held for the account of Halcyon Fund. In such capacity, Halcyon Offshore may be deemed to be the beneficial owner of such securities held for the account of Halcyon Fund. Current information concerning the identity and background of the members of Halcyon Offshore is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

        Halcyon Structured LP is a Delaware limited partnership and has its principal office at 477 Madison Avenue, 8th Floor, New York, New York 10022. The principal business of Halcyon Structured LP is to act as an investment manager to its clients. Halcyon Offshore serves as the investment manager with respect to securities held for the account of Halcyon Structured Fund. In such capacity, Halcyon Structured LP may be deemed to be the beneficial owner of securities held for the account of Halcyon Structured Fund. Current information concerning the identity and background of the principals and managing principals of Halcyon Offshore is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Page 8 of 15 Pages

        Halcyon Structured LLC is a Delaware limited liability company and has its principal office at 477 Madison Avenue, 8th Floor, New York, New York 10022. The principal business of Halcyon Structured LLC is to serve as the general partner of Halcyon Structured LP. In its capacity as the general partner of Halcyon Structured LP, Halcyon Structured LLC may be deemed to be the beneficial owner of securities held for the account of Halcyon Structured Fund. Current information concerning the identity and background of the members of Halcyon Structured LLC is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

        Mr. Mandis is a United States citizen and has his principal office at 477 Madison Avenue, 8th Floor, New York, New York 10022. The principal business of Mr. Mandis is to serve as the Chief Investment Officer of Halcyon Structured LP. In his capacity as the Chief Investment Officer of Halcyon Structured LP, Mr. Mandis may be deemed to be the beneficial owner of securities held for the account of Halcyon Structured Fund.

        During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

        Halcyon Fund expended approximately $7,000,000 of its working capital to purchase the securities reported herein as having been acquired since January 9, 2005 (60 days prior to the date hereof) as set forth in Annex B hereof. Halcyon Structured Fund expended approximately $15,000,000 of its working capital to purchase the securities reported herein as having been acquired since January 9, 2005 (60 days prior to the date hereof) as set forth in Annex B hereof.

        The securities held for the accounts of each of Halcyon Fund and Halcyon Structured Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts, including the securities reported herein, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

        All of the securities reported herein as having been acquired for the accounts of Halcyon Fund and Halcyon Structured Fund were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        On February 28, 2005, Mr. Mandis was appointed to the Board of Trustees of the Issuer. In such capacity, Mr. Mandis may be deemed to have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 9 of 15 Pages

        The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

        According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 31,058,913 as of November 12, 2004.

    (a)        (i)       Halcyon may be deemed to be the beneficial owner of approximately 394,644 Shares (approximately 1.25% of the total number of Shares outstanding assuming the conversion of 71,036 shares of B-1 Cumulative Convertible Redeemable Preference Shares (“Preference Shares”) held for the account of Halcyon Fund).

    (ii)      Halcyon Offshore may be deemed to be the beneficial owner of approximately 1,160,911 Shares (approximately 3.60% of the total number of Shares outstanding assuming the conversion of 208,964 Preference Shares held for the account of Halcyon Fund).

    (iii)    Each of Halcyon Structured LP, Halcyon Structured LLC and Mr. Mandis may be deemed to be the beneficial owner of approximately 3,333,333 Shares (approximately 9.69% of the total number of Shares outstanding assuming the conversion of 600,000 Preference Shares held for the account of Halcyon Structured Fund).

    (iv)   Halcyon Fund and Halcyon Structured fund own an aggregate of 880,000 Preference Shares, which are convertible into an aggregate of 4,888,889 Shares (approximately 13.6% of the total number of Shares outstanding assuming the conversion of an aggregate of 880,000 Preference Shares held for the accounts of Halcyon Fund and Halcyon Structured Fund). The filing of this Statement shall not be deemed to be an admission that Halcyon or Halcyon Offshore is the beneficial owner of any securities held for the account of Halcyon Structured Fund or that Halcyon Structured LP, Halcyon Structured LLC or Mr. Mandis is the beneficial owner of any securities held for the account of Halcyon Fund.

    (b)        (i)       Halcyon may be deemed to have sole power to direct the voting and disposition of the approximately 394,644 Shares issuable upon conversion of the 71,036 Preference Shares held for the account of Halcyon Fund with respect to which Halcyon serves as investment manager.

    (ii)      Halcyon Offshore may be deemed to have sole power to direct the voting and disposition of the approximately 1,160,911 Shares issuable upon conversion of the 208,964 Preference Shares held for the account of Halcyon Fund with respect to which Halcyon Offshore serves as investment manager.

    (iii)     Each of Halcyon Structured LP, Halcyon Structured LLC and Mr. Mandis may be deemed to have sole power to direct the voting and disposition of the approximately 3,333,333 Shares issuable upon conversion of the 600,000 Preference Shares held for the account of Halcyon Structured Fund.

Page 10 of 15 Pages

(c) Except as set forth in Annex B hereto, there have been no transactions effected with respect to the Shares since January 9, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

    (d)        Certain funds affiliated with the Reporting Persons, including Halcyon Structured Opportunities Offshore Fund Ltd., have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities reported herein in accordance with internally allocated participations.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On February 25, 2005, the Issuer entered into a Securities Purchase Agreement (a copy of which is incorporated by reference hereto as Exhibit B and is incorporated herein by reference in response to this Item 6) (the “Purchase Agreement”) providing for the sale of an aggregate of 3,640,000 shares of its newly designated Preference Shares (as defined in Item 5 hereof) to a number of institutional buyers, including Halcyon Fund and Halcyon Structured Fund, for an aggregate of $91,000,000 in gross proceeds. This sale was consummated on February 28, 2005 (the “Closing Date”). On the Closing Date, as required by the Purchase Agreement, the Issuer appointed Mr. Mandis to the Board of Trustees of the Issuer and entered into an Investor Rights Agreement (a copy of which is incorporated by reference hereto as Exhibit C and is incorporated herein by reference in response to this Item 6) (the “Rights Agreement”) with the purchasers of the Preference Shares (the “Investors”), including Halcyon Fund and Halcyon Structured Fund, which grants such Investors preemptive rights with respect to future issuances of securities by the Issuer, a co-investment right enabling them to participate in certain future investments by the Issuer, tag-along rights, drag-along rights in the event of a sale of substantially all the securities of the Issuer, and certain other rights. On the Closing Date, the Issuer and the Investors also entered into a Registration Rights Agreement (a copy of which is incorporated by reference hereto as Exhibit D and is incorporated herein by reference in response to this Item 6) (the “Registration Rights Agreement”), which requires the Issuer to register the resale of the common shares issuable upon conversion of the Preference Shares within two years of the Closing Date and permits the Investors to participate in certain other registered offerings by the Issuer.

        From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        The foregoing descriptions of the Purchase Agreement, the Rights Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

        Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

        The Exhibit Index is incorporated herein by reference.

Page 11 of 15 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 10, 2005	HALCYON ASSET MANAGEMENT LLC
By: /s/ James R. Pasquarelli Name: James R. Pasquarelli Title: Chief Financial Officer
Date: March 10, 2005	HALCYON OFFSHORE ASSET MANAGEMENT LLC
By: /s/ James R. Pasquarelli Name: James R. Pasquarelli Title: Chief Financial Officer
Date: March 10, 2005	HALCYON STRUCTURED ASSET MANAGEMENT LP
By: /s/ Steven G. Mandis Name: Steven G. Mandis Title: Chief Investment Officer
Date: March 10, 2005	HALCYON STRUCTURED ASSET MANAGEMENT LLC
By: /s/ Steven G. Mandis Name: Steven G. Mandis Title: Vice-Chairman
Date: March 10, 2005	STEVEN G. MANDIS
/s/ Steven G. Mandis

Page 12 of 15 Pages

ANNEX A

Members of each of Halcyon Asset Management LLC and Halcyon Offshore Asset Management LLC

Herbert Adler John Bader Kevah Konner Alan B. Slifka James W. Sykes Lawrence Davidoff Harold Kofman Maureen Tobin Powers Joseph Genachowski Timothy Wallach Stephen Cornick

Principals of Halcyon Structured Asset Management L.P.

Herbert Adler - Managing Principal
John Bader - Managing Principal
Steven G. Mandis - Managing Principal
Kevah Konner - Managing Principal
Alan B. Slifka - Managing Principal
James W. Sykes - Managing Principal
Harold Kofman
Maureen Tobin Powers
Timothy Wallach

Members of Halcyon Structured Asset Management LLC

Herbert Adler John Bader Kevah Konner Alan B. Slifka Steven G. Mandis

        Except as set forth herein, to the best of the Reporting Persons’ knowledge:

(a) None of the above persons hold any Shares. /1/
(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/
(c) Each of the above persons is a United States citizen whose principal occupation is investment management and whose business address is 477 Madison Avenue, 8th Floor, New York, New York 10022.

––––––––

/1/ Mr. Mandis may be deemed to be the beneficial owner of the securities held for the account of Halcyon Structured Fund as set forth herein.

Page 13 of 15 Pages

ANNEX B

RECENT TRANSACTIONS IN THE SECURITIES OF
FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

For the Account of	Date of Transaction	Nature of Securities	Number of Shares	Price per Share*
Halcyon Fund L.P.	February 28, 2005	Privately Negotiated Purchase	280,000 Preference Shares	$25.00
Halcyon Structured Opportunities Fund L.P.	February 28, 2005	Privately Negotiated Purchase	600,000 Preference Shares	$25.00

* Each Preference Share is convertible into Common Shares at a conversion price of $4.50, subject to anti-dilution adjustments.

Page 14 of 15 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of March 10, 2005, by and among Halcyon Asset Management LLC, Halcyon Offshore Asset Management LLC, Halcyon Structured Asset Management LP, Halcyon Structured Asset Management LLC and Mr. Steven G. Mandis	15
B.	Securities Purchase Agreement, dated February 25, 2005, between the Issuer, Perrin Holden & Davenport Capital Corp. and the Investors named therein	(1)
C.	Investor Rights Agreement, dated February 28, 2005, between the Issuer and the Investors named therein	(2)
D.	Registration Rights Agreement, dated February 28, 2005, between the Issuer and the Investors named therein	(3)

(1)     Filed on March 3, 2005 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K.

(2)     Filed on March 3, 2005 as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K.

(3)     Filed on March 3, 2005 as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K.

Page 15 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of First Union Real Estate Equity and Mortgage Investments, dated as of March 10, 2005, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: March 10, 2005	HALCYON ASSET MANAGEMENT LLC
By: /s/ James R. Pasquarelli Name: James R. Pasquarelli Title: Chief Financial Officer
Date: March 10, 2005	HALCYON OFFSHORE ASSET MANAGEMENT LLC
By: /s/ James R. Pasquarelli Name: James R. Pasquarelli Title: Chief Financial Officer
Date: March 10, 2005	HALCYON STRUCTURED ASSET MANAGEMENT LP
By: /s/ Steven G. Mandis Name: Steven G. Mandis Title: Chief Investment Officer
Date: March 10, 2005	HALCYON STRUCTURED ASSET MANAGEMENT LLC
By: /s/ Steven G. Mandis Name: Steven G. Mandis Title: Vice-Chairman
Date: March 10, 2005	STEVEN G. MANDIS
/s/ Steven G. Mandis